Issuer Free Writing Prospectus

Dated September 10, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-239961

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 381-2099.

Preferred Exchange Offer – September 2020 Investor Presentation

Forward Looking Statements and Non-GAAP Measures In keeping with the SEC's "Safe Harbor" guidelines, certain statements made during this presentation could be considered forward-looking and subject to certain risks and uncertainties that F o r w a r d L o o k i n g S t a t e m e n t s a n d N o n - G A A P M e a s u r e sIn keeping with the SEC's "Safe Harbor" guidelines, certain statements made during this presentation could be considered forward-looking and subject to certain risks and uncertainties that could cause results to differ materially from those projected. When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, we intend to identify forward-looking statements. Such forward-looking statements include, but are not limited to, our business and investment strategy, our understanding of our competition, current market trends and opportunities, projected operating results, and projected capital expenditures.These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy, the degree and nature of our competition, legislative and regulatory changes, including changes to the Internal Revenue Code of 1986, as amended (the “Code”), and related rules, regulations and interpretations governing the taxation of REITs; limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and risks related to our ability to consummate the exchange offer, renegotiate our debt or otherwise recapitalize or restructure our business. These and other risk factors are more fully discussed in the company's filings with the Securities and Exchange Commission.EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA and other terms are non-GAAP measures, reconciliations of which have been provided in prior earnings releases and filings with the SEC or in the appendix to this presentation.This overview is for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Ashford Hospitality Trust Inc. or any of its respective affiliates, and may not be relied upon in connection with the purchase or sale of any such security.Additional Information and Where to Find It In connection with the exchange offer, Ashford Hospitality Trust Inc. has filed a Registration Statement on Form S-4 (Registration No. 333-239961), which includes a prospectus/consent solicitation. Additionally, Ashford Hospitality Trust, Inc. files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF ASHFORD HOSPITALITY TRUST, INC. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ASHFORD HOSPITALITY TRUST, INC. WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD HOSPITALITY TRUST, INC. AND THE TRANSACTION. The prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Ashford Hospitality Trust, Inc. with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission at Ashford Hospitality Trust, Inc.’s website, http://www.ahtreit.com, under the “Investor” link, or by requesting them in writing or by telephone from us at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600.

Introduction Ashford Hospitality Trust has launched an exchange offer for its outstanding preferred stock Presentation Team Rob Hays President / Chief Executive Officer Deric Eubanks Chief Financial Officer 20 years of hospitality experience 17 years with Ashford Hospitality Trust 3 years with ClubCorp CFA Charterholder Southern Methodist University, BBA 15 years of hospitality experience 15 years with Ashford Hospitality Trust 3 years of M&A experience at Dresser Inc. & Merrill Lynch Princeton University, AB Summary Overview Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Hospitality Trust”) has launched an exchange offer with consent solicitation on its outstanding preferred stock, offering to swap such securities for either common stock or cash, as described below The exchange offer is being made pursuant to an Exchange Offer Memorandum, dated September 10, 2020, which will expire at 5pm New York City Time on October 9, 2020 The impact of the COVID-19 virus on the Ashford Hospitality Trust business has driven the need to recapitalize Ashford Hospitality Trust; a part of that plan includes exchanging the preferred stock outstanding for common stock or cash The exchange provides investors two alternatives: 1. sell their preferred stock for cash or 2. exchange their preferred stock for Ashford Hospitality Trust common stock The amount of cash available is limited to $30mm and will be available only if Ashford Hospitality Trust also completes a capital raising transaction on terms satisfactory to it pursuant to which no less than $30mm is raised for the purpose of funding the Cash Option If the cash amount is oversubscribed, holders are accepted on a pro-rata basis with any oversubscribed amounts exchanged into Ashford Hospitality Trust common stock 3 Cash ($30mm) Common Stock

Portfolio Overview Ashford Hospitality Trust’s portfolio consists primarily of upper upscale, full-service hotels across the U.S. 107 HOTEL S (1) 23,382 HOTEL ROOM S (1) 28 STATES (1) Portfolio IHG 2% HYATT by Hotel Revenue(1) INTERSTATE 1% LUXURY 6% HYATT 4% UPPER MIDSCALE 2% SELECT-SERVICE 24% 5% INDEPENDENT 6% INDEPENDENT 6% HILTON 5% PROPERTY MANAGER SERVICE TYPE CHAIN SCALE HOTEL BRAND 23% UPSCALE 31% MARRIOTT 30% HILTON 57% MARRIOTT 59% REMINGTON 76% FULL-SERVICE 63% UPPER UPSCALE 4 (1) Pro forma TTM as of June 30, 2020, adjusted for assets in the Rockbridge loan pool, and Embassy Suites New York; excludes WorldQuest

COVID Impact on the Hospitality Industry COVID has significantly impacted the hospitality industry; following prior major industry downturns, a full recovery has typically taken approximately three to four years Annual Revenue Per Available Room % Change (1) 10.0% - (10.0%) (20.0%) (30.0%) (40.0%) (50.0%) (60.0%) (70.0%) ) D (2) Revenue Per Available Room Through June 2020 (3) $95 $85 $75 $65 $55 $45 $35 $25 (4) Sources: Smith Travel Research (STR), Tourism Economics (1) (2) (3) (4) US seasonally adjusted real revenue per available room, per STR 2020 reflects full year projected decline in RevPAR per STR and Tourism Economics Trailing 3 month average seasonally adjusted nominal revenue per available room, per STR 2020 reflects RevPAR through June 2020 5 Financial Crisis 48 Month Recovery 9/11 39 Month Recovery $26.28 (9.3%) 9/11 (16.2%) Financial Crisis (57.5% COVI

Challenges with the Business Ashford Hospitality Trust has announced the suspension of all dividend payments to the preferred stock Situation Overview The outbreak of COVID-19 has and continues to significantly impact occupancy rates and Ashford Hospitality Trust’s performance at many of its hotels which have experienced a severe decline in revenues As a result, Ashford Hospitality Trust has not made principal or interest payments under nearly all of its loan agreements, which has constituted an event of default At this time, Ashford Hospitality Trust is in the process of negotiating forbearance agreements with its lenders On June 16th, our board of directors announced that it has suspended all dividend payments to the preferred stock and common stock The trading performance of our preferred stock has deteriorated, such that the preferreds now trade at deep discounts to their $25 liquidation preference Purpose of the Exchange Offer This exchange offer is part of our recapitalization effort, designed to improve the capital structure of Ashford Hospitality Trust to better weather the economic effects of the COVID-19 pandemic and re-position Ashford Hospitality Trust so that it is more sustainable, profitable and poised for growth going forward Completing the exchange will materially improve the capital structure and eliminate Ashford Hospitality Trust’s large, growing and unsustainable financial obligation to its preferred shareholders Ashford Hospitality Trust believes the preferred stock impedes the financial viability of the company, its growth prospects and the strategic opportunities available to it 6

Trading Performance of Existing Preferred Securities At the launch of the exchange, the preferred securities were trading at prices between $4.22 and $5.10 The preferred shares have traded off since the beginning of the year 30 AHT 8.45% Series D AHT 7.375% Series F AHT 7.375% Series G AHT 7.50% Series H AHT 7.50% Series I $ $ $ $ $ 5.10 4.22 4.37 4.28 4.33 25 20 AHT 8.45% Series D AHT 7.375% Series F AHT 7.375% Series G AHT 7.50% Series H AHT 7.50% Series I 15 10 5 0 1/1/2020 2/1/2020 3/1/2020 4/1/2020 5/1/2020 6/1/2020 7/1/2020 8/1/2020 9/1/2020 7 Source: Bloomberg Preferred Share Price ($) Closing Pri ce on 9/8/2020

The Exchange Offer Investors can elect one of two options: Stock Option: Ashford Hospitality Trust exchanges preferred stock for common stock at an exchange ratio of one preferred share for a fixed number of common shares as outlined in the table below Cash Option: Ashford Hospitality Trust purchases the preferred stock for cash at a price outlined in the table below The Cash Option is limited to a maximum cash amount for each of the respective series of preferred shares (“Maximum Aggregate Cash Per Series”) as outlined in the table below If the amount of subscriptions for the Cash Option on a specific series of preferred shares exceeds the Maximum Aggregate Cash Per Series, investors will receive their pro-rata share of the available cash for such series and any oversubscribed amounts will be paid in common stock per the exchange ratio in the Stock Option The Cash Option will be available only if Ashford Hospitality Trust also completes a capital raising transaction on terms satisfactory to it pursuant to which no less than $30mm is raised for the purpose of funding the Cash Option Exchange Consideration that Can Elect the 8 Security CUSIP Shares Outstanding Cash Option Per Share Stock Option per Share Maximum Aggregate Cash Per Series Maximum Shares of Preferred Stock Cash Option Without Proration 8.45% Series D Preferred Stock 044103406 2,389,393 $7.75 cash 5.58 common stock $3,200,000 412,903 7.375% Series F Preferred Stock 044103604 4,800,000 $7.75 cash 5.58 common stock $6,400,000 825,806 7.375% Series G Preferred Stock 044103703 6,200,000 $7.75 cash 5.58 common stock $8,200,000 1,058,064 7.50% Series H Preferred Stock 044103802 3,800,000 $7.75 cash 5.58 common stock $5,000,000 645,161 7.50% Series I Preferred Stock 044103885 5,400,000 $7.75 cash 5.58 common stock $7,200,000 929,032

Hypothetical Examples Hypothetical Example: Investor Exchanges 100 Shares of Preferred Series D for the “Stock Option” Stock Option Consideration 5.58 common per 1 preferred share Hypothetical Example: Investor Exchanges 100 Shares of Preferred Series D for the “Cash Option” Cash Option Consideration $7.75 cash per 1 preferred share Consent Solicitation As part of the exchange offer (and included as part of submissions to participate in the offer), we are seeking consent (permission) from preferred shareholders to modify the terms of the preferred stock that would eliminate the respective outstanding preferred stock and automatically convert each share of preferred stock that is not tendered into this exchange offer into 1.74 shares of newly issued common stock The exchange offer is conditioned upon participation of 66 2/3% of the outstanding shares of each series of preferred stock and 66 2/3% of the outstanding shares of common stock to effect the consent 9 (1) Assumes that the Maximum Aggregate Cash Per Series is not reached

Rationale for Participation Rationale for Participation Considerations for Non-Participation The exchange offer provides consideration that is higher than the preferred stock price (prior to the announcement of the exchange offer): If the exchange offer receives participation of 66 2/3% of the outstanding shares of preferred to participate in the exchange offer: The Stock Option, using the closing prices for the common stock on September 8, 2020, represented an approximate value of $16.35 per share of preferred stock(1) Any non-participating preferred shareholder could be subject to the modifications of the consent solicitation which would automatically exchange their preferred stock into 1.74 shares of common stock This represents a premium of approximately $11.25 to $12.13 per share of preferred stock(2) Note that this is lower than the consideration one would receive in the Exchange Option of 5.58 shares of common stock per preferred stock The consideration in the Cash Option using the closing prices for the preferred stock represent premiums of $2.65 to $3.53 per share of preferred stock(2) If the exchange offer does not receive participation of 66 2/3% of preferred shareholders to participate in the exchange offer: We may not be able to meet our financial obligations and may need to evaluate other restructuring alternatives including: The exchange offer provides the preferred shareholders with majority equity ownership control of Ashford Hospitality Trust: Assuming that 100% of preferred shareholders accept the Stock Option, the preferred shareholders would represent 1. the sale of profitable assets ownership of approximately 89% of the outstanding 2. a corporate restructuring that would seek to distribute or spin-off profitable assets common shares, thus having ownership control of Ashford Hospitality Trust 3. the incurrence of additional debt, or 4. seeking relief through the announcement of a Chapter 11 proceeding or otherwise under the US Bankruptcy Code Certain strategies (e.g. selling assets) could give our advisor, Ashford Inc., the ability to terminate the advisory agreement, causing Ashford Trust to owe a substantial termination fee 10 (1) Calculated as $2.93 common stock closing price multiplied by 5.58 common shares (2) Pre-launch trading levels for the preferred stock ranged between $4.22 and $5.10 Ashford Hospitality Trust reserves the right to amend the terms of the exchange offer subject to applicable law

How to Participate / Key Contacts How to Participate To participate in the exchange offer, preferred shareholders should contact their broker or custodian and ask them electronically submit on their behalf The offer is open for electronic submission through DTC’s ATOP (Automated Tender Offer Processing) system by custodians (DTC participants) Electronic Submission through ATOP Instructions to Participate Key Contacts For further information regarding the offer, please contact: For documentation requests or questions on submission mechanics, please contact: For further information on Ashford Hospitality Trust, please contact: 11 Ashford Hospitality Trust Investor Relations by telephone at +1 972 778 9487 or via email at info@ashfordinc.com DF King (Information Agent) by telephone at +1 800 967 4607 or +1 212 269 5550 or via email at aht@dfking.com RBC Capital Markets (Dealer Manager) by telephone at +1 877 381 2099 or +1 212 618 7843 or via email at liability.management@rbccm.com DTC Clearing System